

May 16, 2013

<u>Via E-mail</u>
Thomas E. Flynn
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada, M5X 1A1

> **Re: Bank of Montreal**
> **Form 40-F for the Fiscal Year Ended October 31, 2012**
> **Filed December 4, 2012**
> **File No. 001-13354**

Dear Mr. Flynn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year Ended October 31, 2012</u>

<u>Exhibit 99.2</u>

<u>Management's Discussion and Analysis, page 24</u>

<u>Economic and Financial Services Developments in 2012, page 30</u>

1.   We note your disclosure that housing market activity and residential mortgage growth slowed after the first half of the year in response to more restrictive mortgage rules in Canada, and tighter lending standards held back residential mortgage growth in the United States. Please tell us and revise your future filings to disclose the significant

changes in the Canadian and U.S. mortgage rules during 2012 and the impact these rules had on your underwriting process.

Critical Accounting Estimates, page 70

Goodwill and Intangible Assets, page 72

2.   We note your disclosure for the goodwill impairment test that if the carrying value were to exceed the recoverable amount of the group you would undertake a more detailed goodwill impairment assessment. We also note that the fair value less costs to sell was used to perform your goodwill impairment test in 2012 and that the discounted cash flow model used included assumptions related to synergies achieved on acquisition. Please address the following:

* Clarify for us what you mean when you state that "a more detailed goodwill impairment assessment would have to be undertaken" when the carrying value of a cash-generating unit (CGU) exceeds the recoverable amount and how this interacts with paragraphs 90 and 104 of IAS 36 on recognition of an impairment loss.

* Explain how you determined the synergies achieved on acquisition assumption would be available to most market participants and as such is a valid assumption in the fair value calculation. In your response, address whether the inclusion of this assumption increases or decreases your value in the discounted cash flow model.

Credit and Counterparty Risk, page 80

Risk Rating Systems, page 80

3.   We note your credit risk and risk rating systems disclosures here and on pages 135 and 136, and we note that the ratings correlate to a probability of default (PD) range. Please tell us and revise your future filings to clarify whether these risk rating systems are used in your allowance calculation and if so, how you incorporate the ratings and the PD range into the specific and collective allowances.

Collateral Management, page 81

4.   We note your disclosure that collateral is used for credit risk mitigation purposes and minimizes losses that would otherwise be incurred. You also state that on an ongoing basis, collateral is subject to regular valuation as prescribed in your governing policies and standards.   We further note from your disclosure under "Allowance for Credit Losses" on page 131 that the estimated future cash flows of a collateralized loan reflects the expected realization of the underlying security net of expected costs and any amounts legally required to be paid to the borrower in your impairment analysis for individually identified impaired loans. Considering the value of the underlying collateral is a factor in your impairment analysis, and you have policies and procedures in place to value it on a

regular basis, please tell us and revise your future filings to disclose your collateral valuation policies and procedures. In your disclosure, address the following:

- Discuss how frequently you obtain appraisals for the underlying collateral for both loan origination and loan impairment analysis and the type of appraisal obtained (e.g., in-person full appraisals, drive-by appraisals or automated valuation models (AVMs)). If the type of appraisal differs by loan product or value, discuss those differences.

- If AVMs or something similar is used to support property values, address the controls and processes you have in place to validate the valuations provided by the AVM.

- Tell us whether your valuation policies and procedures have changed during the periods presented and if so, disclose any significant changes.

Exhibit 99.3

Notes to Consolidated Financial Statements, page 124

Note 4: Loans, Customers' Liability under Acceptances and …., page 131

5.   We note the disclosure on page 132 that the quantitative component for the collective allowance model measures the long-run expected losses based on PD and loss given default (LGD) risk parameters. We also note your response letter filed on November 29, 2012 that while your collective allowance model calculates expected losses it also uses a one year or seven month loss emergence period, depending on the loan portfolio. Please confirm that you will revise your future filings to provide a discussion similar to the response letter on how the expected loss calculation in your model is adjusted to an incurred loss amount as required by IAS 39, and provide us with proposed disclosure to that effect.

Purchased Loans, page 133

6.   We note your accounting policy for purchased performing loans and that $580 million of your total credit mark for performing loans will not be amortized and will be recognized in either net interest income or collective provisions for credit losses as loans are repaid or changes in credit quality occur. Please address the following:

- Tell us what the unamortized credit mark represents, and clarify whether the $580 million is an incurred credit mark.

- Clarify why this portion of the credit mark will not be amortized, and whether the entire $580 million will ultimately be recognized regardless of the changes in estimates for these loans.

- Discuss the factors that you consider in determining whether to recognize this credit mark in either net interest income or collective provisions.

- To the extent that this portion of the credit mark does represent an incurred credit mark, tell us why you treat the revolving loans differently and amortize both the incurred and future credit marks into net interest income for those loans.

- Finally, tell us the IFRS guidance you relied upon to account for both the future and incurred credit marks on purchased performing loans.

7. As a related matter, please tell us whether a portion of your purchased performing loans, including your loans with revolving terms, include an incurred credit mark at acquisition, and if so, provide us with the IFRS guidance that you relied upon for the classification of such loans as purchased performing.

8. You state that the remaining unamortized credit mark related to the purchased credit impaired loans is recorded in the provision for credit losses during the period in which the loan is repaid and the decrease in this remaining credit mark from October 31, 2011 to October 31, 2012 was $764 million. Please address the following:

- Tell us whether the cash flows used to calculate the effective interest rate for your purchased credit impaired loans include only the incurred credit mark on this portfolio or both incurred and future credit marks.

- Tell us what the remaining unamortized credit mark represents in your purchased credit impaired loan portfolio.

- Discuss whether you recognize this credit mark upon repayment to the extent that it represents a change in expected cash flows. If it represents a recovery in expected cash flows, tell us why you record this amount in the provision for credit losses as opposed to net interest income.

- Reference the IFRS guidance that you relied upon for your accounting treatment of the unamortized credit mark on purchased credit impaired loans.

9. Please provide us with a representative example of a purchased performing loan and a purchased credit impaired loan so that we can better understand your accounting treatment. Include a discussion of your initial measurement and subsequent measurement for both increases and decreases in expected cash flows for each of these loan types. To the extent that you bifurcate the incurred and future credit marks for any of these portfolios under IFRS, tell us the factors you consider and provide us with the general size of the incurred and future credit marks for purchased performing and purchased credit impaired loans.

10.   Tell us whether you identified any differences between Canadian GAAP and IFRS related to (i) purchased credit impaired loans and (ii) purchased performing loans. If so, please identify those differences, quantify the related effects, and explain where they have been reflected in the reconciliation included within Note 30.

Note 30: Transition to International Financial Reporting Standards, page 177

Explanation of Differences, page 179

11.   You state under "(g) Loan Impairment" on page 180 that the measurement of amount to be written off under IFRS is different than Canadian GAAP as IFRS requires you to include an estimate of future recoveries in your determination of the recoverable amount. Please tell us whether the estimate of future recoveries is included in your loan impairment measurement or if it is a separate estimate calculated only at write-off. Also, provide us with the IFRS guidance you reference here that resulted in a change from Canadian GAAP for loan impairment.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Lindsay McCord at (202) 551-3417 or Staci Shannon at (202) 551-3374 if you have any questions.

                                                            Sincerely,

                                                            /s/ Stephanie J. Ciboroski

                                                            Stephanie J. Ciboroski
                                                            Senior Assistant Chief Accountant